UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

On June 23, 2023, the Registrant entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 1,315,000 common shares, par value $0.24 per share (the “Shares”) of the Registrant, at a price of $2.50 per share for aggregate gross proceeds of $3,287,500.00 (the “Private Placement”).

The Shares are being sold in transactions exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation S thereunder. No placement agent was involved in the Private Placement.

The transaction is expected to close on or before June 26, 2023, subject to satisfaction of customary closing conditions. The Registrant will use the net proceeds from the sale of the Shares for working capital and general corporate purposes. There will be 3,532,906 common shares outstanding following the closing.

A copy of the Securities Purchase Agreement is attached hereto as exhibit 10.1. The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement, dated June 23, 2023, by and between Tantech Holdings Ltd and the Purchasers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: June 23, 2023	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer